Exhibit 99.1

Stellantis CEO Antonio Filosa to Participate in the 2026
Jefferies Global Industrials Conference

AMSTERDAM, September 3, 2026 – Stellantis CEO Antonio Filosa will participate in a fireside chat at the 2026 Jefferies Global Industrials Conference in New York on Thursday, September 10, from 1:30 p.m. to 2:05 p.m. EDT/7:30 p.m. to 8:05 p.m. CEST.

Watch the live session via the following webcast link: https://event.summitcast.com/view/e82pfcbT4UwH79PoqVE5jB/9M82qnBbyStYecyd2gmjcU

Webcast viewing details are also available in the Investors section of the Stellantis corporate website (www.stellantis.com). A replay will be available after the event.

# # #

About Stellantis

Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com